FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC REPORTS Q2 RESULTS; STAGE SET FOR GROWTH

Signings of seven new customers in year to date underpins prospects for 2008 and 2009

August 8, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a world leader in Internet gaming software, today reported its financial results for the three months ending June 30, 2008, posting modest revenue growth over the same period a year ago. The company noted that its success in signing five new customers in the quarter and two more today underpins its positive outlook for 2008 and 2009.

CryptoLogic grew its revenue in the seasonally slow quarter to $16.8 million (Q2 2007: $16.2 million), driven by the company’s core European casino business. The result was achieved notwithstanding the massive popularity of the Euro 2008 football championships, which reduced traffic on licensees’ Internet casino and poker sites.

The company posted a reduced loss of $1.5 million (Q2 2007: $2.6 million), or $0.10 per fully diluted share (Q2 2007: $0.19). The second quarters of 2007 and 2008 produced the software provider’s only quarterly losses in recent years, reflecting significant expenses in both periods.

“While seasonality made this a more challenging quarter, at CryptoLogic we remain committed to our goals — and confident in our growth,” said Brian Hadfield, CryptoLogic’s President and CEO. “While modest growth is encouraging, aggressive growth is our goal. With an upgraded technology platform and five new customers signed in the last quarter, CryptoLogic’s challenge is to execute with excellence — and that should lead to significant revenue and earnings growth from both Europe and Asia.”

FINANCIAL HIGHLIGHTS:

Revenue

•	CryptoLogic’s revenue was up 3.4% to $16.8 million over the same period a year ago (Q2 2007: $16.2 million), driven by the company’s Internet casino business.

Expenses

•

Operating expenses were $13.2 million, up $1.8 million from a year ago but down $1.3 million from the first quarter of 2008. While the quarter featured lower compensation costs than Q1 2008, foreign exchange movements of $0.8 million increased this expense when compared to the prior quarter.

•

General and administrative expenses were up $1.9 million over Q2 2007 due to increased consulting and professional fees. This included costs of $400,000 to protect the company’s intellectual property, which CryptoLogic expects to recover in the future.

Net earnings

•	The company recorded a loss of $1.5 million, or $0.10 per fully diluted share (Q2 2007: loss of $2.6 million or $0.19 per fully diluted share).

TEL 353 (0) 1 631 9000   FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

Balance sheet

•	CryptoLogic’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (March 31, 2008: $68.3 million or $4.90 per diluted share).
•

Net cash was $64.4 million on June 30, 2008, down $16.6 million since March 31, 2008 due primarily to increased tax payments, timing of receipts, dividend payments, stock repurchases of $0.7 million, and the company’s investment in Mahjong Time.

Dividend

•	On August 7, 2008, CryptoLogic declared a dividend of $0.12 per share, unchanged from a year ago.

OPERATIONAL HIGHLIGHTS:

Leadership through innovation

•	CryptoLogic launched seven exclusive new casino games, highlighted by the Internet’s first slot version of the world-famous Street Fighter II arcade game.
•

The company completed development on a new suite of casino games, including titles featuring the famed Marvel Super Hero Sub-Mariner and 4 Deck Multi Hand Video Blackjack, a patent-pending product developed exclusively by CryptoLogic.

•	CryptoLogic completed development on enhancements to its Internet poker software to enable players to host their own tournaments and customize their Internet gaming experience.

Expansion: Five new customers in Q2, seven in year to date

•

In May, CryptoLogic announced new licensee arrangements with 888.com, 0Poker.com, Maharajah Club and Khel Galli.com. The latter is the company’s first major Asian customer, targeting the high-growth Indian market. Implementations of OPoker, Maharajah Club and Khel Galli have now been completed, and these sites will begin producing revenue for CryptoLogic in the third quarter.

•

In June, the company became the sole provider of Internet casino and poker software to Betjacks, an Internet gaming site that will target the Irish, UK, South African and Canadian markets following its launch this fall.

•

Today, CryptoLogic announced the signings of three-year contracts with Sky Betting & Gaming, part of BSkyB Group plc (BSkyB), the UK’s leading entertainment brand, and Gaming Media Group, owner of The Poker Channel®, Europe’s largest dedicated gaming television network.

Diversification: New investments in Asia

•

CryptoLogic announced a strategic investment in Mahjong Time, an innovative provider of online Mahjong software and turnkey solutions. Mahjong has a global following of more than 600 million players, creating an attractive opportunity for online gaming growth.

•	The company also announced a minority interest in South Korea’s Mobilebus Inc., one of Asia’s fastest-growing mobile and PC game developers and publishers.

FINANCIAL PERFORMANCE

Total revenue: CryptoLogic’s revenue was up 3.4% to $16.8 million over the same period a year ago (Q2 2007: $16.2 million). This growth came from the casino side of the business.

Revenue was down to $16.8 million from the $19.3 million achieved in the first quarter of 2008, reflecting various factors: less wagering by players due to the massive popularity of the Euro 2008 football championships and the unseasonably warm weather in many key markets; some unusually large jackpot wins by players; and the reduction of a $1 million provision for royalty payments in Q1 that, as expected, did not recur in Q2.

CryptoLogic expects revenue growth in the second half of 2008 as the company’s new licensees come on stream, particularly in the fourth quarter, when weather turns colder and Internet gaming activity typically rises. CryptoLogic also expects modest but fast-growing revenue from Asia, and healthy casino revenue due to the launch of new games.

CryptoLogic has embarked on a strategy to enhance poker liquidity through new licensees and potential acquisitions. The launch of OPoker and Maharajah Club in July should have a positive impact on revenue, as should the other new customers announced previously, and those in the company’s robust new business pipeline.

Expenses: Operating expenses were $13.2 million, up $1.8 million from a year ago but down $1.3 million from the first quarter of 2008. While the quarter featured lower compensation costs than Q1, 2008, foreign exchange movements of $0.8 million increased this expense from the prior quarter. General and administrative expenses were up $1.9 million over Q2 2007 due principally to higher-than-anticipated professional fees for tax, audit and Sarbanes-Oxley compliance. This also includes costs of $400,000 to protect the company’s intellectual property, which CryptoLogic expects to recover in the future.

Earnings and Earnings per Diluted Share: The company recorded a loss of $1.5 million, or $0.10 per fully diluted share (Q2 2007: loss of $2.6 million or $0.19 per fully diluted share). The loss in the current quarter was due primarily to seasonal impacts on revenue, increased general and administrative costs, a higher effective tax rate and decreased interest income.

Balance Sheet and Cash Flow: The company’s working capital at June 30, 2008 was $63.3 million or $4.54 per diluted share (March 31, 2008: $68.3 million or $4.90 per diluted share). Net cash was $64.4 million (comprising cash and cash equivalents, restricted cash, and security deposits) on June 30, 2008, down $16.6 million since March 31, 2008 due to large tax payments, two dividend payments, additional consideration paid for the purchase of casino.co.uk, stock repurchases and the company’s investment in Mahjong Time.

OUTLOOK

While the second quarter proved to be challenging, CryptoLogic management continues to believe the company is on track for significant growth in 2009, for the following reasons:

•	In just five months, CryptoLogic’s new leadership has signed seven new customers, three of whom are now up and running – producing a growing revenue stream for CryptoLogic in Q3, Q4 and beyond.

•

The company is implementing a four-pronged strategy to enhance liquidity in its licensees’ shared poker room through new poker licensees, system enhancements, potential acquisitions and collaboration with other Internet poker networks.

•	CryptoLogic is widely acknowledged as a leader in Internet casino software, and is releasing innovative new products more quickly than ever before.

•

The company has made significant operational improvements, including adding new payment options, enhancing WagerLogic’s call centre capabilities, improving search engine optimization and reorganizing development and operations functions.

•	CryptoLogic’s Asian investments will earn modest revenue in 2008, with significant 2009 growth potential from multiple platforms in very large markets such as China, Singapore, India and Korea.

2008 Second Quarter Analyst Call

CryptoLogic’s CEO and CFO will report on the company’s Q2 earnings in a conference call scheduled for today at 8:30 a.m. Eastern time (1:30 p.m. GMT).

Local Dial-In Number:	416-695-6616
Toll Free North America:	1-877-677-0837
Toll Free International:	(Country Code) 800-6578-9898

To participate, please call five to ten minutes prior to the 8:30 a.m. start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight (EST time) August 15, 2008. To listen to the replay, please dial 416-695-5800  or 1-800-408-3053, passcode 3266625#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.com under Investor Information.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming.

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of CryptoLogic software and services to licensees who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEET
(In thousands of US dollars)

	As at	As at
	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 58,210	$ 55,428
Restricted cash	5,600	20,576
Security deposits	600	1,500
Accounts receivable and other	13,136	11,357
Prepaid expenses	8,796	8,312
	86,342	97,173

User funds on deposit	23,082	22,317
Capital assets	25,042	25,802
Long term investments	7,321	5,326
Intangible assets	13,929	14,724
Goodwill	6,545	5,291
	$ 162,261	$ 170,633

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22,526	24,154
Income taxes payable	508	4,820
	23,034	28,974

User funds held on deposit	23,082	22,317
Future income taxes	496	345
	46,612	51,636

Minority interest	9,648	9,691

Shareholders’ equity:
Share capital	33,587	33,407
Stock options	6,133	5,044
Retained earnings	66,281	70,855
	106, 001	109,306

Subsequent event
	$ 162,261	$ 170,633

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollar, except per share data)
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
Date	2008	2007	2008	2007

Revenue	$ 16,800	$ 16,244	$ 36,118	$ 35,806
Expenses
Operating	13,170	11,405	27,609	24,963
General and administrative	4,017	2,070	6,869	4,451
Reorganization	-	4,036	-	5,665
Finance	80	98	253	193
Amortization	1,469	1,652	2,865	3,135
	18,736	19,261	37,596	38,407

Earnings (loss) before undernoted	(1,936)	(3,017)	(1,478)	(2,601)
Interest income	824	1,649	1,618	3,381
Non operating income (loss)			102

Earnings (loss) before income taxes and minority interest	(1,112)	(1,368)	242	780

Income taxes
Current	167	209	721	807
Future	118	1,044	147	1,110
	285	1,253	868	1,917

Net earnings (loss) before minority interest	(1,397)	(2,621)	(626)	(1,137)

Minority Interest	96	-	258	-

Net Earnings and comprehensive income	$ (1,493)	$ (2,621)	$ (884)	$ (1,137)

Net Earnings per common share
Basic	$ (0.10)	$ (0.19)	$ (0.04)	$ (0.08)
Diluted	$ (0.10)	$ (0.19)	$ (0.04)	$ (0.08)

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the six months ended
	June 30,
	2008	2007
Retained earnings, beginning of period	$ 70,855	$ 78,857
Earnings (loss) for the period	(884)	(1,137)
Dividends paid, excluding those paid to CEC shareholders	(3,076)	(3,333)
Excess of purchase over stated value of repurchased common shares	(614)	-
Retained earnings, end of period	$ 66,281	$ 74,387

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
date	2008	2007	2008	2007
Cash flows from (used in):

Operating activities:
Net Earnings/(loss)	$ (1,493)	$ (2,621)	$ (884)	$ (1,137)
Adjustments to reconcile earnings to cash provided
by (used in) operating activities:
Amortization	1,469	1,652	2,865	3,135
Unrealized (gain)/loss on forward contract	165	-	(78)	-
Future income taxes	166	1,044	151	1,110
Minority Interest	96	-	258	-
Stock options	482	1,823	1,171	2,460
	885	1,898	3,483	5,568
Change in operating assets and liabilities:
Accounts receivable and other	(2,224)	3,803	(1,779)	(3,106)
Prepaid expenses	(672)	2,209	(407)	(1,378)
Accounts payable and accrued liabilities	(2,911)	(14,569)	(1,628)	(19,395)
Income taxes payable	(4,776)	147	(4,313)	736
	(9,698)	(6,512)	(4,644)	(17,575)

Financing activities:
Issue of capital stock, net	121	323	189	3,630
Repurchase of common shares	(739)		(739)
Dividends paid including those to CEC shareholders	(3,344)	(1,668)	(3,344)	(3,333)
	(3,962)	(1,345)	(3,894)	297

Investing activities
Cash paid for Casino.co.uk	(1,254)	-	(1,254)	-
Cash paid for acquisition of Parbet.com	-	-	-	(11,771)
Purchase of capital assets	(689)	(4,268)	(1,307)	(7,704)
Purchase of other investments	(976)	-	(1,995)
Decrease in restricted cash	-	-	14,976
Decrease in security deposits	-		900
Short term investments	-	(30,000)	-	(5,000)
	(2,919)	(34,268)	11,320	(24,475)

Increase (decrease) in cash and cash equivalents	(16,579)	(42,125)	2,782	(41,753)

Cash and cash equivalents, beginning of period	74,789	77,312	55,428	76,940

Cash and cash equivalents, end of period	$ 58,210	$ 35,187	$ 58,210	$ 35,187

Supplemental cash flow information:
Non cash portion of options exercised	$ 19	$ 70	$ 83	$ 1,364